Via Facsimile and U.S. Mail
Mail Stop 6010

September 20, 2007

Mr. Karl B. Wagner
Chief Financial Officer
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, FL 33323

> **Re: Pediatrix Medical Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed August 7, 2007**
> **File No. 001-12111**

Dear Mr. Wagner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
Revenue Recognition, page 43

1.   For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was

recorded during 2006. In light of your recent $25.1 million settlement with the federal government regarding your billing practices and the changes in the contractual adjustments discussed in Note 5 to the financial statements, we believe that this information is useful to investors, as it will illustrate any changes in prior period estimates. If you continue to maintain, as indicated in your January 20, 2005 letter to the Commission, that any such prior period adjustments are not material, please provide us with proposed disclosure that describes the internal policies and procedures you have in place (i.e. above and beyond reliance on external audits) to monitor and ensure the adequacy of your contractual adjustments.

2.   Additionally, please provide us with the information that follows in a disclosure-type format.

• Describe and quantify the effect that reasonably likely changes in your "collection rate" estimate may have on your reported results, financial position and liquidity. Your discussion of a hypothetical example of a one percentage point change in gross accounts receivable related to this estimate does not appear to accomplish this objective.

• Clarify why a change in your DSO metric drives the change in the collection rate estimate so that an investor may understand the link between the one percentage point change in your collection rate estimate and a change in your DSO of, for example, 5 days.

Notes to Consolidated Financial Statements, page 61

7. Goodwill and Other Assets, page 77

3.   Your aggregate goodwill balance represents approximately 68% of your total assets as of December 31, 2006. In fiscal 2006 and 2005, you acquired physician practices for approximately $91 million. Please provide us with additional information that supports your determination that you did not acquire other identifiable intangible assets in executing your physician practice acquisition transactions; for example, customer relationship assets or customer lists that meet the criterion outlined in paragraph 39 of SFAS No. 141. Refer to paragraph A14 of SFAS No. 141. Additionally, provide us the disclosure required by paragraph 51.b SFAS No. 141 to support your allocation of most of the purchase price associated with your acquisitions to goodwill.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Senior Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Staff Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant